Exhibit 21.0

Vermillion, Inc. Subsidiaries

December 31, 2012

Subsidiary	State/Country of Incorporation/Formation
IllumeSys Pacific, Inc.	California
Ciphergen Technologies, Inc.	California
Ciphergen Biosystems International, Inc.	Delaware